SEC
Mail Processing
Section

MAR 02 2021

Washington DC
413

21002008

)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:        3235-0123
Expires:    October 31, 2023
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hours per response......12.00

SEC FILE NUMBER

8-31049

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____ AND ENDING_____12/31/20_____

                                              MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Home Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 Market Street

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

| Knoxville | TN | 37902 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pennye Wilkerson                                                                                          865-541-6862

                                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coulter & Justus, P.C.

(Name – if individual, state last, first, middle name)

| 9717 Cogdill Rd, Ste 201 | Knoxville | TN | 37932 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Pennye Wilkerson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Home Financial Services, Inc. _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

*Pennye Wilkerson*
Signature

Assistant Vice President and Secretary
Title

*Kimberly D. Shelton*
Notary Public

My Commission Expires:
2/6/2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**HOME FINANCIAL SERVICES, INC.**

**Knoxville, Tennessee**

**FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION REQUIRED BY THE SECURITIES
AND EXCHANGE COMMISSION**

**December 31, 2020**

## HOME FINANCIAL SERVICES, INC.

### FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
### REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

### December 31, 2020

### TABLE OF CONTENTS



9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

*phone:* (865) 637-4161
*fax:* (865) 524-2952
*web:* cj-pc.com

# Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. (the Company), as of December 31, 2020, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.


**COULTER & JUSTUS, P.C.**

Shareholder and Board of Directors
Home Financial Services, Inc.

**Supplemental Information**

The supplemental information included in Schedules I, II, III, and IV (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Home Financial Services, Inc.'s auditor since 2014.

*Coulter & Justus, P.C.*

*Coulter & Justus, P.C.*

Knoxville, Tennessee
February 19, 2021

**HOME FINANCIAL SERVICES, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2020**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 7,833,755 |
| Cash Segregated Under Federal and Other Regulations | | 298,159 |
| Marketable Securities Owned, at Fair Value | | 2,993,364 |
| Accrued Interest Receivable | | 5,775 |
| **TOTAL ASSETS** | $ | 11,131,053 |

## LIABILITIES AND EQUITY

**LIABILITIES**

| | | |
|---|---|---|
| Payable to Parent Company | $ | 232,500 |
| **Total Liabilities** | | 232,500 |

**SHAREHOLDER'S EQUITY**

| | |
|---|---|
| Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares | 200,000 |
| Additional Paid-in Capital | 800,000 |
| Retained Earnings | 9,898,553 |
| **Total Shareholder's Equity** | 10,898,553 |

| | | |
|---|---|---|
| **TOTAL LIABILITIES AND EQUITY** | $ | 11,131,053 |

The accompanying notes are an integral part of these financial statements.

## HOME FINANCIAL SERVICES, INC.

## STATEMENT OF INCOME

### For the Year Ended December 31, 2020

**REVENUE**

| | | |
|---|---|---:|
| Investment Gains and Losses | $ | 1,228,274 |
| Interest | | 38,669 |
| **Total Revenue** | | 1,266,943 |

**EXPENSES**

| | |
|---|---:|
| Employee Compensation and Benefits | 233,747 |
| Communication and Data Processing | 72,583 |
| Occupancy and Equipment | 37,704 |
| Other Operating Costs | 90,635 |
| **Total Expenses** | 434,669 |

| | | |
|---|---|---:|
| **INCOME BEFORE INCOME TAXES** | | 832,274 |
| **INCOME TAXES** | | (205,254) |
| **NET INCOME** | $ | 627,020 |

The accompanying notes are an integral part of these financial statements.

# HOME FINANCIAL SERVICES, INC.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

### For the Year Ended December 31, 2020

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| BALANCES, JANUARY 1, 2020 | $ 200,000 | $ 800,000 | $ 9,271,533 | $ 10,271,533 |
| Net Income | 0 | 0 | 627,020 | 627,020 |
| BALANCES, DECEMBER 31, 2020 | $ 200,000 | $ 800,000 | $ 9,898,553 | $ 10,898,553 |

The accompanying notes are an integral part of these financial statements.

**HOME FINANCIAL SERVICES, INC.**

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**For the Year Ended December 31, 2020**

| | | |
|---|---|---:|
| BALANCE AT BEGINNING OF YEAR | $ | 0 |
| INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | | 0 |
| BALANCE AT END OF YEAR | $ | 0 |

The accompanying notes are an integral part of these financial statements.

**HOME FINANCIAL SERVICES, INC.**

**STATEMENT OF CASH FLOWS**

**For the Year Ended December 31, 2020**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| Net Income | $ 627,020 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| (Increase) Decrease in Marketable Securities Owned | 3,773,697 |
| (Increase) Decrease in Net Receivable from Unsettled Regular Way Trades | 1,317,542 |
| (Increase) Decrease in Accrued Interest Receivable | 5,893 |
| Increase (Decrease ) in Payable to Parent Company | 128,500 |
| Total Adjustments | 5,225,632 |
| **Net Cash Provided by Operating Activities** | 5,852,652 |
| **CASH AND RESTRICTED CASH, AT BEGINNING OF YEAR** | 2,279,262 |
| **CASH AND RESTRICTED CASH, AT END OF YEAR** | $ 8,131,914 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---:|
| Cash Paid During the Year for: | |
| Income Taxes | $ 78,721 |
| Cash | $ 7,833,755 |
| Cash Segregated Under Federal and Other Regulations | 298,159 |
| **Total Cash and Restricted Cash** | $ 8,131,914 |

The accompanying notes are an integral part of these financial statements.

**HOME FINANCIAL SERVICES, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2020**

## NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business -** The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), operates through its one office in Knoxville, Tennessee and is a general investor and broker primarily for Home Federal and its customers. In 2020, the Company earned approximately 66% of its revenue from transactions with Home Federal. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary investment products are U.S. Government and Federal Agency Securities, and Obligations of States and Political Subdivisions. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

**Estimates -** The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to estimation are the fair values of securities owned.

**Revenue Recognition for Security Transactions -** Customers' security transactions are recorded on a settlement date basis, which is not materially different from trade date basis.

The revenue and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure; and whether constraints or variable consideration should be applied due to uncertain future events.

**Marketable and Investment Securities -** Securities owned are classified as trading securities, recorded at fair value, with unrealized gains and losses in value charged to earnings. Realized gains and losses on the sales of trading securities are recognized on a specific identification basis. See Note 12 for more information.

**Net Receivable from Unsettled Regular Way Trades –** Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**Income Taxes -** The Company files a consolidated federal income tax return with Home Federal. Federal and state income taxes have been provided for at the maximum statutory rate for each taxing authority. As required by GAAP, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

**Evaluation of Subsequent Events -** The Company's management has evaluated subsequent events through February 19, 2021, which is the date the financial statements were available to be issued.

## NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $298,159 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

## NOTE 3 – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement,* which removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how

changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The standard is effective for the Company beginning January 1, 2020. Early adoption is permitted. The implementation of this standard did not impact the company.

## NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and marketable securities owned. The Company maintains cash on deposit with Home Federal and one other financial institution. Cash deposits at Home Federal Bank in excess of FDIC limits were approximately $7.68 million as of December 31, 2020. Additionally, marketable securities owned are subject to market fluctuations and could ultimately result in a loss of value.

## NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of the following at December 31, 2020:

| | |
|---|---|
| U.S. Government and Federal Agency Securities | $ 2,711,121 |
| Obligations of States and Political Subdivisions | 282,243 |
| | $ 2,993,364 |

Unrealized losses of $7,671 are included in net income for marketable securities held at the end of the year.

## NOTE 6 - SHORT-TERM BANK LOAN - RELATED PARTY

The Company has an unsecured $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2020, the Company had no outstanding balance on the line of credit.

## NOTE 7 – RELATED PARTY COST SHARING ARRANGEMENT

The Company has a cost sharing arrangement with Home Federal. As part of this arrangement, the Company will pay Home Federal for certain occupancy related costs, salaries, supplies, and other overhead costs allocated to the Company. Expenses incurred under the cost sharing arrangement totaled $233,747 for employee compensation and benefits and $10,704 for occupancy costs in 2020.

## NOTE 8 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $3,272,532 as of December 31, 2020, which was $3,022,532 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was 0.071 to 1 as of December 31, 2020.

## NOTE 9 - PRINCIPAL TRANSACTION REVENUES

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2020 are as follows:

| | |
|---|---|
| U.S. Government and Federal Agency Securities | $ 855,745 |
| Obligations of States and Political Subdivisions | 372,529 |
| | $ 1,228,274 |

12

## NOTE 10 - INCOME TAXES

The Company files a consolidated federal income tax return with Home Federal, its Parent, in the U.S. federal jurisdiction and a combined state income tax return with the state of Tennessee. Federal and state income taxes are calculated as if the Company filed separate income tax returns. Payable to Parent Company on the statement of financial condition is for income taxes paid for the Company by the Parent. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2017. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2020.

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

|  | Amount | Percent of Pretax Income |
|---|---|---|
| At "Expected" Tax Rate | $  174,778 | 21.0% |
| Nontaxable Interest on Municipal Bonds | 2,079 | 0.2% |
| State Income Tax and Other, Net | 28,397 | 3.4% |
|  | $  205,254 | 24.6% |

## NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company's employees participate in two retirement plans which are sponsored by Home Federal. The plans are summarized as follows:

**Profit Sharing Plan** - The Plan complies with the regulations of the Tax Equity and Financial Responsibility Act, Code Section 401(k). Employees may contribute from 3%-50% of their salary to the Plan. The Company may make a matching contribution for those who participate. The Plan also allows for discretionary contributions by the Company as determined annually by the board of directors of Home Federal. The Company's share of the profit sharing plan expense for the year ended December 31, 2020 was $18,598.

**Pension Plan** - Substantially all employees of the Company are allowed to participate in a noncontributory defined benefit pension plan through its parent company, Home Federal. The Plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service and compensation paid. Plan assets consist primarily of U.S. Government and Federal Agency Securities, Corporate Debt Securities, and Mutual Funds. Home Federal is the plan sponsor and as such, all rights and obligations are the responsibility of Home Federal including funding the plan and all future benefit payments. Home Federal allocates a portion of the Plan's expenses to the Company. The Company's cost-sharing portion of the pension plan expense for the year ended December 31, 2020 was $12,808.

The pension plan was amended in August 2016 to no longer allow new participants to enter the plan who have not completed their first hour of service prior to July 1, 2016. Participants already in the plan will continue to accrue benefits.

## NOTE 12 - FAIR VALUE DISCLOSURES

Marketable securities are recorded at fair value on a recurring basis. Fair value measurement for these securities is based upon quoted prices of like or similar securities, utilizing Level 2 inputs. Level 2 inputs, as defined under GAAP, include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. These measurements are based upon observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things.

**Assets Recorded at Fair Value on a Recurring Basis**

Below is a table that presents information about certain assets measured at fair value:

| | | December 31, 2020 | | |
| | | Fair Value Measurements Using | | |
| | Carrying Amount in the Balance Sheet | Quoted Prices in Active Market for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| U.S. Treasury and U.S. Government Agency Securities | $ 2,711,121 | $ 0 | $ 2,711,121 | $ 0 |
| Obligations of States and Political Subdivisions | 282,243 | 0 | 282,243 | 0 |
| Marketable Securities | $ 2,993,364 | $ 0 | $ 2,993,364 | $ 0 |

## NOTE 13 - CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which could have an adverse effect on the Company. Currently, management is not aware of any such conditions.

## NOTE 14 – REVENUES FROM CONTRACTS WITH CUSTOMERS

The Company earns revenues from customers by executing, settling and clearing transactions with clients. Trade execution and clearing services represent a single performance obligation as the services are not separately identifiable in the context of the contract. Revenues from these services is recognized at a point in time on settlement date when the performance obligation is satisfied. Transaction price is determined based upon the agreed upon selling price of the securities between the Company and the client on the trade date when the contract is initiated. Net revenue from investments is the difference between the acquisition price, adjusted for fair market value and the price the security was sold to the customer. Payment is received on the settlement date upon completion of performance obligation. All revenue from contracts with customers is recognized on the settlement date. At the time revenue is recognized from contracts with customers, there is no uncertainty about the nature, amount, or timing of revenues and cash flows. Any failure-to-receive or failure-to-deliver the security or payment is a warranty and the Company may recognize a liability to remedy any failures to perform. There is not a separate performance obligation for the warranty.

| | |
|---|---|
| Revenue from Contracts with Customers | $ 1,242,236 |
| Unrealized Loss on Marketable Securities | (13,962) |
| | $ 1,228,274 |

## NOTE 15 – SOFTWARE HOSTING AND SERVICES COMMITMENTS

The Company has licensed access to hosted software and data storage under a software hosting and services arrangement. Application service provider (ASP) and transactional fee expense totaled $72,583 during 2020. The Company also has a month-to-month license for market access software. Total expense for the market access software license was $27,000 in 2020. A summary of minimum ASP fees under the software hosting and services arrangement is as follows as of December 31, 2020:

| | |
|---|---|
| 2021 | $ 55,200 |

## NOTE 16 – RISKS AND UNCERTAINTIES

During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The pandemic has significantly impacted the economic conditions in the United States of America as federal, state, and local governments react to the public health crisis, creating significant uncertainties in the economy. This situation is rapidly changing, and additional impacts to the Company may arise. While the disruption is currently expected to be temporary, there is uncertainty around its duration. The ultimate future impact, if any, of the pandemic on the Company's results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

SUPPLEMENTARY INFORMATION

## SCHEDULE I

## HOME FINANCIAL SERVICES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
## THE SECURITIES AND EXCHANGE COMMISSION

### As of December 31, 2020

| | |
|---|---|
| TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ 10,898,553 |
| DEDUCTION - NON ALLOWABLE ASSETS | (7,554,180) |
| NET CAPITAL BEFORE HAIRCUTS | 3,344,373 |
| HAIRCUTS ON SECURITIES | (71,841) |
| NET CAPITAL | 3,272,532 |

PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| MINIMUM NET CAPITAL REQUIRED | (250,000) |
| EXCESS NET CAPITAL | $ 3,022,532 |

AGGREGATE INDEBTEDNESS LIABILITIES:

| | |
|---|---|
| Payable to Parent Company | $ 232,500 |
| Short-Term Bank Loan | 0 |
| Required Reserve Deposit (See Schedule II) | 0 |
| Total Aggregate Indebtedness Liabilities | $ 232,500 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL | 7.10% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

**SCHEDULE II**

**HOME FINANCIAL SERVICES, INC.**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**As of December 31, 2020**

**CREDIT BALANCES**
Customers' Securities Failed to Receive $ 0
Customers' Deposits 0

**DEBIT BALANCES**
Customers' Securities Failed to Deliver 0

**RESERVE COMPUTATION**
Excess of Total Credits Over Total Debits $ 0

105% of Excess of Total Credits Over Total Debits $ 0

**BALANCE IN SPECIAL RESERVE BANK ACCOUNT** 298,159

**REQUIRED DEPOSIT (SEE SCHEDULE I)** $ 0

See Report of Independent Registered Public Accounting Firm.

**SCHEDULE III**

**HOME FINANCIAL SERVICES, INC.**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**As of December 31, 2020**

1.
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.                                              $          0

A.   Number of items                                              $          0

2.
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.                                              $          0

A.   Number of items                                              $          0

See Report of Independent Registered Public Accounting Firm.

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

| | Unaudited | Audited | Increase (Decrease) |
|---|---|---|---|
| TOTAL OWNERSHIP EQUITY | $ 10,898,553 | $ 10,898,553 | $ 0 |
| TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL | $ 10,898,553 | $ 10,898,553 | $ 0 |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL | 0 | 0 | 0 |
| TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES | 10,898,553 | 10,898,553 | 0 |
| DEDUCTIONS FROM NET CAPITAL: | | | |
| NON ALLOWABLE ASSETS | (7,554,180) | (7,554,180) | 0 |
| NET CAPITAL BEFORE HAIRCUTS | 3,344,373 | 3,344,373 | 0 |
| HAIRCUTS ON SECURITIES | (71,841) | (71,841) | 0 |
| NET CAPITAL | $ 3,272,532 | $ 3,272,532 | $ 0 |

See Report of Independent Registered Public Accounting Firm.



9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

## Examination Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have examined Home Financial Services, Inc.'s (the Company) statements, included in the accompanying Home Financial Services, Inc.'s Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020; (2) the Company's internal control over compliance was effective as of December 31, 2020; (3) the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2020 and (4) the information used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; the Company complied with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2020 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Home Financial Services, Inc.'s statements referred to above are fairly stated, in all material respects.

*Coulter & Justus, P.C.*

**Coulter & Justus, P.C.**

Knoxville, Tennessee
February 19, 2021

# HOME FINANCIAL SERVICES, INC.

507 Market Street | Knoxville, Tennessee 37902-2108

## Home Financial Services, Inc.'s Compliance Report

Home Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2020;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year December 31, 2020;

4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the books and records of the Company.

I, Mitchell Kincer, swear (or affirm) that, to my best knowledge and belief this Compliance Report is true and correct.

By: _____
   President, Home Financial Services, Inc.

By: _____
   Compliance Officer, Home Financial Services, Inc.

9717 Cogdill Road
Suite 201
Knoxville, TN 37932


C&J COULTER & JUSTUS, P.C.

*phone:* (865) 637-4161
*fax:* (865) 524-2952
*web:* cj-pc.com

## Agreed-upon Procedures Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Home Financial Services, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the check register, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of the spreadsheet calculating the assessment, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, consisting of the spreadsheet calculating the assessment, supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

## C&J COULTER & JUSTUS, P.C.

Shareholder and Board of Directors
Home Financial Services, Inc.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Coulter & Justus, P.C.*

Knoxville, Tennessee
February 19, 2021

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
12*28*******1907*********************MIXED AADC 220
31049   FINRA   DEC
HOME FINANCIAL SERVICES INC
507 MARKET ST
KNOXVILLE, TN 37902-2145
```

Note: If any of the information shown on the mailing label requires correction, please e-mai: any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

*Pennye Wilkerson*
(865) 641-6862

2. A. General Assessment (Item 2e from page 2)        $ 1900.°°

  B. Less payment made with SIPC-6 filed (exclude interest)    ( 1293.°°
     __7/28/20__
       Date Paid

  C. Less prior overpayment applied              ( ——

  D. Assessment balance due or (overpayment)         607.°°

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum    ——

  F. Total assessment balance and interest due (or overpayment carried forward)    $ 607.°°

  G. PAYMENT:  √ the box
     Check mailed to P.O. Box ☑  Funds Wired ☐   ACH ☐   $ 607.°°
     Total (must be same as F above)

  H. Overpayment carried forward        $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_Home Financial Services, Inc._
(Name of Corporation, Partnership or other organization)
_Pennye Wilkerson_
(Authorized Signature)

Dated the 26th day of January , 20 21 .

_secretary & asst. V.P._
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____  _____  _____
        Postmarked    Received      Reviewed

Calculations _____          Documentation _____        Forward Copy _____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

1

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)     $ __1,266,942.__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.     $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).     $_____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues     $ __1,266,942.__

2e. General Assessment @ .0015     $ __1900.__

       (to page 1, line 2.A.)